Naqi Logix Bridge Round

Non-Binding Term Sheet

This document is for informational purposes only and does not constitute a legally binding agreement. Final terms will be outlined in formal investment documents subject to legal review.

Date: September 18, 2025

Issuer: Naqi Logix Inc. ("Naqi")

Security: Convertible Notes (the "Notes") with Warrants

Minimum Investment: US $100,000

Use of Funds: For general corporate and working capital purposes.

Key Investment Terms

Term	Details
Minimum Investment	US $100,000
Maturity Date	12 months
Interest Rate	10% annual simple interest
Conversion	Investor will be repaid in cash or have an option to convert the principal amount and accrued interest into Common Shares at the Maturity Date at US $2.175 per share (reflects a 20% bonus on current share price of US $2.61). From and following the Maturity Date, Naqi will have the option to convert the principal amount and accrued interest into Common Shares at US $2.175 per share (reflects a 20% bonus on current share price of US $2.61).
Warrants	100% coverage based on US $2.175 per share (reflects a 20% bonus on current share price of US $2.61). Each US $100,000 investment comes with 45,977 warrants.
Warrant Strike Price	Exercisable into Common Shares at US $2.175 per share (reflects a 20% bonus on current share price of US $2.61).
Warrant Forced Conversion	If the Common Share price goes above US $10 for 20 trading days as a public company, the warrant holder will be required to exercise their warrants.
Warrant Expiry	5 years
Repayment Rights	May be prepaid by Naqi at any time. Investors will be given two weeks' notice to decide to get repaid or to convert the loan amount to Common Shares at US $2.175 per share.
Security	Unsecured
Distribution	The Convertible Notes will be sold on a private placement basis in Canada to "accredited investors" within the meaning of National Instrument 45-106 ― Prospectus Exemptions, and within the United States and to, or for the benefit of U.S. Persons, only to U.S. "accredited investors" within the meaning of Rule 501(a) of Regulation D under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and outside of Canada and United States pursuant to available prospectus and registration exemptions.
Resale Restrictions	The Convertible Notes, the Common Shares, the Warrants and Common Shares issuable on exercise of the Warrants will be subject to resale restrictions pursuant to applicable Canadian securities laws.

Naqi has not registered the resale of the Convertible Notes, the Common Shares, the Warrants or Common Shares issuable on exercise of the Warrants under the U.S. Securities Act, and the securities issued in the United States will be "restricted securities" and will be subject to certain resale restrictions.
Documentation	The investments will be made pursuant to customary documentation prepared by counsel to Naqi. The Notes may be amended by Naqi and the holders of a majority of the principal amount of the Notes.
Confidentiality	The existence of this term sheet and the terms set forth herein are confidential and will not be disclosed to any third parties other than Naqi's officers, directors, shareholders, legal advisors and potential investors in this financing.
Expenses	Each party will bear their own expenses for this financing.